Exhibit (d)(4)

THIS SEPARATION AGREEMENT AND GENERAL RELEASE is made as of the 3rd day of October, 2005 (this “Agreement”), by and between TERRY L. FREEMAN (hereinafter referred to as the “Executive”), METALS USA, INC. (the “Company” (such term shall also include its subsidiaries)), FLAG ACQUISITION CORPORATION (“Flag”); and FLAG HOLDINGS CORPORATION (“Flag Holdings”).

WHEREAS, the Executive has been employed at-will by the Company as its Senior Vice President and Chief Financial Officer;

WHEREAS, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) made and entered into as of the 18th day of May, 2005, by and among Flag Holdings, Flag, a wholly-owned subsidiary of Flag Holdings, and the Company, Flag Holdings will acquire all of the capital stock of the Company by merging (the “Merger”) Flag with and into the Company (the “Transaction”);

WHEREAS, this Agreement supersedes and renders null and void all other agreements the Executive has entered into previously in anticipation of the Transaction, including without limitation the Employment Agreement dated May 18, 2005 between Flag and the Executive, the Subscription Agreement dated May 18, 2005 between Flag Holdings and the Executive, the Investors Rights Agreement dated May 18, 2005 between the Executive and Flag Holdings and the Non-Qualified Stock Option Agreement dated May 18, 2005 between Flag Holdings and the Executive (collectively, the “Transaction Agreements”); and

WHEREAS, the Executive will resign his employment, officerships and directorships with the Company effective on the closing date of the Transaction (the “Termination Date”).

NOW, THEREFORE, in consideration of the payment, benefits and other covenants contained in this Agreement, the parties agree as follows:

1. Condition Precedent. This Agreement will not become effective and enforceable unless and until the Transaction becomes effective and, as of the date the Transaction becomes effective, the Executive has not resigned his employment with the Company and the Company has not terminated his employment for Cause. For purposes of this paragraph, “Cause” means: (i) the commission of a felony or a crime of moral turpitude; (ii) a willful commission of a material act of dishonesty involving the Company; (iii) any material breach of the Company’s policies or procedures that is not reasonably curable in the Company’s sole discretion; or (iv) any other willful misconduct which causes material harm to the Company or its business reputation.

2. Employment. On the Termination Date, the Executive will resign his then current employment, officerships and directorships with the Company, and its subsidiaries in writing.

3. Transition Assistance. For ninety (90) calendar days following the Termination Date, upon the Company’s request, at times and places reasonably acceptable to Executive, the Executive shall act as assistant to the Company’s Chief Executive Officer up to 15 hours per week for the first 30 days and for up to 5 hours per week for the remaining 60 days, to advise and consult with Company management about matters that were within the Executive’s scope of responsibility during his employment as Chief Financial Officer with the Company and to assist in the successful completion of the Merger and of the Company’s 2005 audit (including managements’ 2005 report pursuant to the Sarbanes Oxley Act of 2002) (the “Transition Period”).

4. Consulting. Following the Transition Period through the eighteen (18) month anniversary of the Termination Date, the Executive will, subject to his availability from his employment by his then current employer, be available to consult with the Company upon the Company’s request at times and places reasonably acceptable to the Executive, about matters that were within the Executive’s scope of responsibility during his employment with the Company. The Company will pay the Executive a consulting rate to be mutually agreed upon by the parties in exchange for such consulting services.

5. Separation Payments. As good and valuable consideration for entering into this Agreement, the Company shall compensate the Executive as follows:

a. Severance Payment. The Company will pay the Executive a special separation amount of Four Hundred and Fifty Thousand Dollars ($450,000), an amount equal to eighteen (18) months of the Executive’s current annual base salary, (the “Severance Payment”). The Severance Payment will be paid to the Executive in equal, bi-weekly installments on the Company’s regularly scheduled payroll dates commencing on the Company’s next regular payroll date following the Termination Date. The installments will terminate earlier than the eighteenth month anniversary of the Termination Date, however, if the Executive violates the terms of this Agreement, including without limitation, Sections 3, 6, 7, 9 and 10 of this Agreement.

b. Bonus. Flag will pay the Executive a pro rata bonus pursuant to the Company’s 2005 Bonus Plan (the “Plan”) from January 1, 2005 through the Termination Date. The Executive will receive the bonus, if any, on the same date as the other executives receive their bonuses.

c. Restricted Shares and Options. On the Termination Date, the Executive will be vested in options to purchase 62,998 shares of Common Stock of the Company and in 6,355 shares of restricted Common Stock of the Company. Executive will, on the Termination Date exercise all 62,998 of his vested options under the Company’s Long Term Incentive Plan and sell such shares, together with the 6,355 shares of restricted Common Stock and the 30,475 shares of Common

Stock held by the Executive to Flag Holdings for the same consideration to be paid to the Company’s other shareholders pursuant to the Transaction. In addition, the Executive will sell to the Company 6,817 warrants to purchase Common Stock of the Company each for an amount equal to the consideration paid to the Company’s other shareholders less $18.50. The Executive further agrees to vote all of the shares in the Company held by him in favor of the Transaction.

d. Benefits. The Executive will be eligible to continue his health care coverage pursuant to the provisions of the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”), as amended, and the requirements and limitations thereof from the Termination Date until the earliest of (i) the eighteenth (18) month anniversary of the Termination Date or (ii) the date the Executive becomes eligible for health care coverage under any other plan. The Company agrees to reimburse Executive his monthly COBRA expenses so long as Executive remains eligible for coverage under COBRA as provided herein. The Executive will receive information about continuing his health coverage under COBRA in a later mailing.

e. The Company shall also pay the Executive any accrued and unused vacation days that will have been earned through the Termination Date.

f. The Executive agrees that he will not seek from the Company any payments or benefits other than those described in subsections a. through e. above, reimbursement for reasonable business expenses or medical expenses incurred during the Executive’s employment with the Company in accordance with the Company’s policy and procedures, and the Executive’s accrued, vested benefit (meaning the Executive’s account balance, adjusted for future earnings and losses) under the Company’s 401(k) Plan as of the Termination Date.

6. Releases.

a. Release of Claims by the Executive. The Executive, for himself and for his children, heirs, administrators, representatives, executors, successors and assigns, releases and gives up any and all claims and rights which he has, may have or hereafter may have against Flag, each of the Company, Parent and Apollo Management V, L.P., and each of the forgoing entities’ respective owners, parents, subsidiaries, affiliates, predecessors, successors, assigns, officers, directors, shareholders, employees and agents and all of their predecessors, successors and assigns (collectively, the “Company Releasees”) from the beginning of the world until the date of the execution of this Agreement, including, but not limited to, any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, remedies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs) of any nature whatsoever, whether known or unknown, whether in law or equity (collectively, “Executive Claims”), including, but not limited to, any Executive Claims related to the Executive’s employment with the Company and the conclusion thereof, any Executive Claims arising out of or related to the Transaction Agreements, any Executive Claims based on wrongful termination, any Executive Claims based on contract whether express or implied, written or oral, and any Executive Claims arising under the United States and/or State Constitutions, federal and/or common law, and/or rights arising out of alleged violations of any federal, state or other government statutes, regulations or ordinances including, without limitation, the National Labor Relations Act, Title VII of the 1964 Civil Rights Act, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the Texas Anti-Discrimination Law, Texas Labor Code, §21.001, et seq., the Delaware Discrimination in Employment Act, Title 19 of the Delaware Code, the Americans with Disabilities Act, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Civil Rights Act of 1991, the Equal Pay Act, the Family and Medical Leave Act, the Fair Labor Standards Act and the Employees Retirement Income Security Act of 1974, all as amended. This release specifically includes, but is not limited to, the right to the payment of wages, vacation, pension benefits, stock, incentive or any other employee benefits (except Executive’s vested benefit as of the Termination Date under the Metals USA, Inc. 401(k) Plan), or any other rights arising under federal, state or local laws prohibiting discrimination and/or harassment on the basis of race, color, religion, creed, sex, national origin, ancestry, age, mental or physical disability, pregnancy, alienage or citizenship status, genetic information, marital status or any other basis prohibited by law.

On the Termination Date, the Executive will execute and deliver the Release attached as Attachment A to this Agreement (which covers the period from the date the Executive executes this Agreement through the Termination Date). If the Executive fails to execute and deliver the Release attached as Attachment A to the Company, he will not be entitled to receive any of the payments and benefits described in Section 5 of this Agreement, and this Agreement shall be null and void and of no further force and effect.

b. Release of Claims by the Company. The Company, Flag, and Flag Holdings, for themselves and for their successors and assigns, release and give up any and all claims and rights which they, individually or collectively, have, may have or hereafter may have against the Executive from the beginning of the world until the date of the execution of this Agreement, including, but not limited to, any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, remedies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs) of any nature whatsoever, whether known or unknown, whether in law or equity (collectively, “Company Claims”), including, but not limited to, any Company Claims related to the Executive’s employment with the Company and the conclusion thereof, any Company Claims arising out of or related to the Transaction Agreements, and any Company Claims based on contract whether express or implied, written or oral, except the Company does not release the Executive from any unknown Company Claims that arise out of or relate to the Executive’s willful misconduct, intentional wrongdoing or criminal acts during his employment with the Company.

7. Covenant Not to Sue. The Executive represents that he has not filed, or otherwise agrees to withdraw with prejudice, against the Company or any of the

Releasees, any complaints, charges or lawsuits with any governmental or administrative agency, arbitral tribunal, administrative tribunal, self-regulatory body, or any court arising out of the Executive’s employment by the Company or any other matter arising on or prior to the date hereof. The Executive covenants and agrees that he will not, directly or indirectly, commence or prosecute, or assist in the filing, commencement or prosecution in any court, arbitral tribunal, administrative tribunal, self-regulatory body or local or state governmental or administrative agency, any claim or charge against the Company or any of the Releasees arising out of any of the matters set forth in this Agreement or based upon any common law or statutory claim against the Company or any of the Releasees that can be brought under federal, state or local law; provided, however, that this shall not limit the Executive from commencing a proceeding for the sole purpose of enforcing his rights under this Agreement.

8. No Admission of Liability. This Agreement does not constitute or imply an admission of liability or wrongdoing by the Company, any of the Company Releasees, or the Executive.

9. Confidential Information. At all times hereafter, the Executive will maintain the confidentiality of all Confidential Information (as defined below) of the Company and any of the Releasees. The Executive will not, directly or indirectly, make any disclosure of Confidential Information to anyone, or make any use of Confidential Information, on his own behalf or on behalf of any third party, without the Company’s prior written consent. As of the Termination Date, the Executive shall have returned to the Company all customer lists, computer disks, reports, files, memoranda, records and software, door and file keys, computer access codes or disks and instructional manuals, documents related to the Transaction and other physical or personal property which he received or prepared or helped prepare in connection with his employment with the Company or any of the Releasees, and the Executive has not retained and will not retain any copies, duplicates, reproductions or excerpts thereof. The Executive agrees to take all necessary actions, if required by and at the cost of the Company, to vest such property rights in the Company.

As used in this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by Flag, the Company and their affiliates in connection with their business, including, but not limited to, information, observations and data obtained by the Executive while employed by the Company or any predecessors thereof (including those obtained prior to the date of this Agreement) concerning: (i) the business or affairs of Flag, the Company or their affiliates; (ii) products, services, designs, inventions, devices, developments and copyrightable works (whether patentable or unpatentable and whether or not reduced to practice); (iii) all production methods, processes, know-how, technology and trade secret; (iv) fees, costs and pricing structures, (v) non-public financial information, analyses and internal management documents; (vi) computer software and data bases, including operating systems, applications and program listings; (vii) flow charts, manuals and documentation; (viii) accounting and business methods (except those applicable to business, in general); (ix) customers and clients, including customer and client contracts and lists; (x) vendors and suppliers, including vender and supplier contracts and lists; and (xi) all information and documents related to the Transaction. Confidential Information will not include any information that has been published in a form generally available to the public prior to the date the Executive proposes to disclose or use such information. Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

10. Non-Compete; Non-Solicitation.

a. The Executive acknowledges that, in the course of his employment with the Company, he has become familiar, with the trade secrets and with other Confidential Information of the Company. Therefore, the Executive agrees that, during the period commencing on the date the Executive executes this Agreement and continuing through the eighteenth (18th) month anniversary of the Termination Date, the Executive shall not directly or indirectly, engage in the fabrication, sale or distribution of any product fabricated, sold or distributed by Flag, the Company or their affiliates (which shall not include the portfolio companies of Apollo Investment Fund V, other than Flag Holdings and Metals USA, Inc. and its subsidiaries) prior to the Termination Date anywhere in North America, in which the Company is doing business. For purposes of this Agreement, the phrase “directly or indirectly engage in” shall include any direct or indirect ownership or profit participation interest in such enterprise, whether as an owner, stockholder, partner, joint venturer of or otherwise, and shall include any direct or indirect participation in such enterprise as an employee, board member, consultant, advisor, licensor of technology or otherwise. Nothing herein shall prohibit the Executive from being a passive owner of not more than two percent (2%) of the outstanding equity interest in any entity which is publicly traded, so long as the Executive has no active participation in the business of such corporation.

b. During the period commencing on the date the Executive executes this Agreement and continuing through the twenty-fourth (24th) month anniversary of the Termination Date, the Executive shall not directly or indirectly engage in any effort to: (i) induce or attempt to induce any employee of Flag, the Company or their affiliates to leave their employment, or in any way interfere with the relationship between Flag, the Company or their affiliates, on the one hand, and any employee thereof, on the other hand, (ii) hire any person who is or was an employee of Flag, the Company or their affiliates, (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of Flag, the Company or their affiliates to cease doing business with them, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation, on the one hand, and Flag, the Company or their affiliates, on the other hand, or (iv) induce or attempt to induce any prospective customer, supplier, licensee, acquisition target or other business relation of the Company to cease doing business with Flag, the Company or their affiliates, or in any way interfere with the relationship between any such prospective customer, supplier, licensee, acquisition target or business relation, on the one hand, and Flag, the Company or their affiliates on the other hand. For purposes hereof, “prospective”

with respect to a customer, supplier, licensee, acquisition target or business relation means any business relation of Flag, the Company or their affiliates with which Flag, the Company or one of their affiliates has or had discussions up to the Termination Date.

11. Non-Disparagement. The Executive on the one hand and Flag Holdings, Flag and the Company on the other hand agree that they will not make, or cause to be made, any statements, observations or opinions, or communicate any information (whether oral or written) that disparages or is likely in any way to harm the reputation of the other or, with respect to the Executive, any of the directors, officers, employees or agents of Flag Holdings, Flag, the Company or their affiliates.

12. Confidentiality. The Company and the Executive agree to keep the terms of this Agreement completely confidential, except that such may be disclosed to their respective legal counsel, to their accountants, to respond to a valid court order or subpoena, to respond to a request from information from any governmental agency, and to the extent otherwise required by law, including but not limited to, any public disclosures required by the US Securities Laws. The Executive may also disclose the terms of this Agreement to his immediate family members, and, if required, the Executive may disclose the terms of Section 10 of this Agreement to his employer in connection with his compliance with the non competition and non solicitation provisions set forth in Section 10.

13. No Reliance. The Executive represents that in executing this Agreement, he does not rely and has not relied upon any representation or statement not set forth in this Agreement that Flag, the Company, or any of their agents, representatives or attorneys may have made with regard to the subject matter, basis or effect of this Agreement.

14. Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

15. Remedy for Breach. Each of the parties to this Agreement and any such person or entity granted rights hereunder whether or not such person or entity is a signatory hereto (including, without limitation, Apollo Management V, L.P. and its Affiliates) shall be entitled to enforce its rights under this Agreement specifically to recover damages and costs for any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement, including Sections 8 and 9 of this Agreement, and that the Company may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or other injunctive relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Agreement or require the Executive to promptly repay Flag: (i) the portion of the Severance Payment already paid under Section 5(a); and (ii) the amount of the pro rata bonus paid under Section 5(b). In the event of any breach of this Agreement by Flag, Company, the Executive may only institute an action for specific enforcement of the terms of this Agreement and seek damages resulting from such breach. The Executive may not institute any proceeding based on the claims related to his employment with the Company or the conclusion thereof because of a breach of this Agreement by Flag Holdings, Flag, or the Company. The prevailing party in any such action shall be entitled to an award of attorneys’ fees and costs in addition to any other legal or equitable relief.

16. Severability. If at any time, after the date of the execution of this Agreement, any provision of this Agreement shall be held in any court or agency of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect. However, the illegality or unenforceability of such provision shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement; provided, however, that upon a finding by a court or agency of competent jurisdiction based on an action initiated by the Executive, or any court or agency at the Executive’s request, that the release and covenants provided for in Sections 6 and 7 are illegal, void or unenforceable, the Executive agrees to execute a release, waiver and/or covenant that is legal and enforceable.

17. Entire Agreement. This Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way, including, but not limited to, the Transaction Agreements.

18. Modifications. This Agreement may not be modified except in writing signed by all parties.

19. Enforceability. The parties are bound by this Agreement. Anyone who succeeds to the parties’ rights and responsibilities, such as their heirs, executors, successors or assigns, is also bound.

20. Headings. The headings contained in this Agreement are for the convenience of reference only and are not intended to define, limit, expand or describe the scope or intent of any provision of this Agreement.

21. Acknowledgements. The Executive acknowledges that: (i) he was offered the opportunity to consider this Agreement for a period of twenty-one (21) days from the time that he received it, although he may return it before that time if he desires to do so;

(ii) he was advised to review this Agreement with an attorney of his choice; (iii) he has seven (7) days after he signs this Agreement to revoke it by notifying the undersigned Flag representatives in writing; and (iv) this Agreement will not become effective or enforceable until the seven (7) day revocation period has expired.

22. Effectiveness. Notwithstanding the foregoing, none of Flag Holdings, Flag, or the Company shall have any obligations to the Executive under this Agreement if the Transaction does not become effective, except for any obligations of the Company to the Executive which existed prior to the execution of this Agreement.

23. Warranties. The Executive expressly represents and warrants that he has carefully read and fully understands that he has executed this Agreement voluntarily, without duress, coercion or undue influence.

24. Reimbursement of Legal Fees. The Company agrees to reimburse the Executive on the Termination Date for legal fees and disbursements incurred by the Executive in connection with the negotiation and drafting of this Agreement; provided, however, the Company’s obligation shall not exceed Ten Thousand Dollars ($10,000).

25. Section 409A Compliance. It is the intention of the Company and the Executive that this Agreement not result in unfavorable tax consequences to the Executive under Section 409A of the Internal Revenue Code (“Code”). The Company and the Executive acknowledge that only limited guidance has been issued by the Internal Revenue Service with respect to the application of Code Section 409A to certain arrangements, such as this Agreement. The Internal Revenue Service has indicated that it will provide further guidance regarding interpretation and application of Section 409A of the Code during 2005. The Company and the Executive acknowledge further that the full effect of Section 409A of the Code on potential payments pursuant to this Agreement cannot be determined at the time that the Company and the Executive are entering into this Agreement. The Company and the Executive agree to work together in good faith in an effort to comply with Section 409A of the Code, including, if necessary, amending the Agreement based on further guidance issued by the Internal Revenue Service from time to time; provided, however, that neither party shall be required to assume an increased economic burden.

26. Indemnification and Directors’ and Officers’ Liability Insurance. The Company shall continue to indemnify Executive, and shall provide him with Directors’ and Officers’ liability coverage, for any claims which may arise from events occurring during the Executive’s service (including service under this Agreement) to the Company and its affiliates in accordance with the Articles of Incorporation of the Company for its directors and officers, including the limitations to this indemnity and any ongoing indemnity therein provided or provided by law.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TERRY L. FREEMAN	FLAG HOLDINGS CORPORATION

/s/ Terry L. Freeman	By:	/s/ M. Ali Rashid
	Name:	M. Ali Rashid
	Title:	President

FLAG ACQUISITION CORPORATION

	By:	/s/ M. Ali Rashid
	Name:	M. Ali Rashid
	Title:	President

METALS USA, INC.

	By:	/s/ John A. Hageman
	Name:	John A. Hageman
	Title:	Sr. Vice President

ATTACHMENT A

GENERAL RELEASE

In consideration of the payments and benefits set forth in Section 5 of your Separation Agreement dated September 30, 2005 among you, Flag Acquisition Corporation (“Flag”), Metals USA, Inc. (the “Company”) and Flag Holdings Corporation (“Flag Holdings”), you, for yourself and for your children, heirs, administrators, representatives, executors, successors and assigns, voluntarily, knowingly and willingly release and forever give up any and all claims and rights which you have, may have or hereafter may have against Flag, the Company, Flag Holdings and Apollo Management V, L.P., and each of the forgoing entities’ respective owners, parents, subsidiaries, affiliates, predecessors, successors, assigns, officers, directors, shareholders, employees and agents and all of their predecessors, successors and assigns (collectively, the “Releasees”) from September 30, 2005 through the date of the execution of this Release, including, but not limited to, any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, remedies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs) of any nature whatsoever, whether known or unknown, whether in law or equity (collectively, “Claims”), including, but not limited to, any Claims related to your employment with the Company and the conclusion thereof, any Claims arising out of or related to the Transaction Agreements (as that term is defined in your Separation Agreement), any Claims based on wrongful termination, any Claims based on contract whether express or implied, written or oral, and any Claims arising under the United States and/or State Constitutions, federal and/or common law, and/or rights arising out of alleged violations of any federal, state or other government statutes, regulations or ordinances including, without limitation, the National Labor Relations Act, Title VII of the 1964 Civil Rights Act, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the Texas Anti-Discrimination Law, Texas Labor Code, §21.001, et seq., the Delaware Discrimination in Employment Act, Title 19 of the Delaware Code, the Americans with Disabilities Act, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Civil Rights Act of 1991, the Equal Pay Act, the Family and Medical Leave Act, the Fair Labor Standards Act and the Employees Retirement Income Security Act of 1974, all as amended. This release specifically includes, but is not limited to, the right to the payment of wages, vacation, pension benefits, stock, incentive or any other employee benefits (except your vested benefit under the Metals USA, Inc. 401(k) Plan), or any other rights arising under federal, state or local laws prohibiting discrimination and/or harassment on the basis of race, color, religion, creed, sex, national origin, ancestry, age, mental or physical disability, pregnancy, alienage or citizenship status, genetic information, marital status or any other basis prohibited by law.

You further represent that you have not filed against Flag, the Company or any of the other Releasees, any complaints, charges or lawsuits with any governmental agency or any court prior to the date hereof.

In WITNESS WHEREOF, you have executed this Release as of the date written below.

Terry L. Freeman

Dated:

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